[McCARTHY TETRAULT LETTERHEAD]




                                                            August 19, 1999


Imax Corporation
2525 Speakman Drive
Mississauga, Ontario
L5K 1B1

Dear Sirs:

                  Re:    Imax Corporation ("Imax")- Additional
                         Shares Issuable under Share Option Agreement
                         (The "Agreement") with Douglas Trumbull
                  ------------------------------------------------------

                  We have acted as counsel for Imax in connection with the possible issuance of up to 381,744 common shares (the "Shares") which may be issued by Imax pursuant to the exercise of an option (the "Option") granted under the Agreement.

                  Our opinion expressed herein is limited to matters governed by the laws of the Province of Ontario and the laws of Canada applicable therein.

                  We are of the opinion that the Shares to be issued pursuant to the exercise of the Option have been duly authorized and upon receipt by Imax of the exercise price per share in full payment of the issue price of each Share issuable upon the exercise of the Option, the Shares will have been validly issued as fully paid and non-assessable shares of Imax.

                  This opinion is solely for your benefit and is not to be relied upon for any purpose other than the offering of the Shares or by any other person.

                                                  Yours very truly,

                                                  /s/ McCarthy Tetrault